July 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Lisa Larkin and Ms. Megan Miller

Re:	Blackstone Long-Short Credit Income Fund

Registration Statement on Form N-2, File Nos. 333-256702 and 811-22488

Ms. Larkin and Ms. Miller:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blackstone Long-Short Credit Income Fund hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 4:30 p.m., Eastern Time, on July 30, 2021 or as soon thereafter as practicable.

Very truly yours,

Blackstone Long-Short Credit Income Fund

By:	/s/ Marisa J. Beeney
Name:	Marisa J. Beeney
Title:	Chief Compliance Officer, Chief Legal Officer and Secretary